ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
20 June to 22 August 2013

National Grid plc (‘National Grid’)
21st August 2013

Notification of Directors’ Interests
- Dividend Reinvestment

National Grid earlier today received notification from the Trustee, that Steve Holliday became interested in a total of 1,066 shares held under the National Grid Share Matching Scheme, allotted today under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 742.40p per share.

National Grid also received notification of Sir Peter Gershon having received 549 shares into his personal pension, and a further 1,461 shares held by his investment manager, under the terms of the Scheme at the Scrip Dividend Reference Price of 742.40p per share. Also, his ISA manager notified the purchase, today, of 129 shares at 743.7022p.

The Directors total interests after these changes are:

Director	Total interest after event

Steven Holliday	2,323,246

Sir Peter Gershon	74,425

Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

 7th August 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,993 NG ordinary shares under the scheme was confirmed by the Trustee earlier today, the shares having been purchased in the market today at a price of 774.281 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,322,180 Ordinary Shares

Andrew Bonfield	961,992 Ordinary Shares

Contact: D C Forward, Assistant Secretary (0207 004 3226).

Monday 5thAugust 2013

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has today noted receipt of a further notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 1 August 2013, at 10.9922%, a total of 403,430,699 shares (previously notified at 25 July 2013, at 11.045%, a total of 405,351,898 shares).

This notice is given in fulfilment of National Grid’s obligations under the Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

31 July 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 July 2013 consisted of 3,794,575,998 ordinary shares, of which 124,436,347 are held as treasury shares; leaving a balance of 3,670,139,651 shares with voting rights.

The figure of 3,670,139,651 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).

Monday 29th July 2013

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has today noted receipt of a further notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 25 July 2013, at 11.045%, a total of 405,351,898 shares (previously notified at 7 June 2013, at 10.974%, a total of 402,496,950 shares).

This notice is given in fulfilment of National Grid’s obligations under the Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (National Grid)

18th July 2013

Notification of Major Interest in NG. Ordinary Shares

National Grid today received a further notification from Crescent Holding GmbH, over total return equity swaps.

The relevant transactions have been in place for a number of years and (as required by changes made to DTR5) were initially notified in June 2009.

This notification is merely as a result of the extension, on 17 July 2013, of the existing position, to 22 July 2014, over 149,414,285 National Grid plc ordinary shares (4.07% of the voting share capital). No threshold was crossed.

This notice is given in fulfillment of National Grid plc’s obligation under the DTR requirements

National Grid plc (National Grid)

 18th July 2013

Notification of Major Interest in NG Ordinary Shares

 National Grid received, late yesterday 17th July, a notification on Form TR-1 from Legal & General Group Plc (‘L&G’) that its total interest in National Grid plc voting ordinary shares was, at 16 July 2013, below 3%.

This notice is given in fulfilment of National Grid’s obligation under the DTR requirements.

Contact: D C Forward
Assistant Secretary
0207 004 3226

11 July 2013

National Grid plc (National Grid)
Notification of Changes in Directors’ Interests

Performance Share Plan – Partial Vesting of Awards

Today National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the National Grid Group Employee Share Trust that the following awards made to Executive Directors under the National Grid Performance Share Plan 2002, in the 2010 operation of the Plan, have vested partially as follows:

Director	Original Award	Lapsed	Vested
Steve Holliday	384,220	91,340	292,880

Andrew Bonfield	236,464	45,875	190,589

Tom King (ADSs)	57,762	11,206	46,556

Nick Winser	196,356	38,094	158,262

These awards were subject to performance conditions. The performance conditions were satisfied at 80.6%, as confirmed at the end of the performance period on 30 June 2013. The vested shares will be held in a retention period before being released to participants on 29 June 2014, with the exception of Andrew Bonfield who received his award on recruitment in November 2010. As such, the vested shares for Andrew will not be released until 30 November 2014.

We also notify that Tom King, Executive Director, received confirmation from his broker following the sale in the US on 10 July 2013 of a total of 3,500 National Grid ADSs at $55.2753 per ADS in order to rebalance his portfolio following the recent release of shares from a maturing share award.

The interests of the above directors, following these changes, are:

			Beneficial
			ownership as a % of
			salary using a
	Total Interests in	Beneficially owned	share price of 760p
	Shares	Shares	per share.*
Steve Holliday	2,322,164 shares	750,835 shares	570%

Andrew Bonfield **	961,975 shares	569 shares	<1%

Tom King	281,658 (ADSs)	71,336 (ADSs)	374%

Nick Winser	1,123,232 shares	355,413 shares	495%

*Closing share price on 10 July 2013.
** Andrew Bonfield is more recently appointed.

Contact: Robin Kerner, Assistant Secretary
0207 004 3223

National Grid plc (“NG”)
9th July 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,210 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 8 July 2013 at a price of 753.443 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,413,504 Ordinary Shares

Andrew Bonfield	1,007,850 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

National Grid plc (‘National Grid’)
Monday 1st July 2013

Notification of Directors’ Interests

Earlier today, the interest of the Chairman, Sir Peter Gershon increased following the purchase of a further 12,000 shares (including 4,123 purchased by Lady Gershon) at 750.54p per share. His total interest is now 72,286 National Grid plc ordinary shares.

Contact: D C Forward, Assistant Secretary
0207 004 3226

Monday, 1 July 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 June 2013 consisted of 3,794,575,998 ordinary shares, of which 124,501,680 are held as treasury shares; leaving a balance of 3,670,074,318 shares with voting rights.

The figure of 3,670,074,318 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).

27 June 2013

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-2009 Award Release

Yesterday, the Trustee of the National Grid Employee Share Trust (UBS Trustees (Jersey) Limited) confirmed that the 2009 awards made to certain Executive Directors under the National Grid Performance Share Plan were released following completion of the one year retention period on 25 June 2013, in accordance with the plan rules. The number of Shares/ADSs disclosed below that have been transferred to participants by the Trustee are net of Shares/ADSs sold to cover statutory deductions and associated costs.

Director	Number of Shares/ADSs

Steve Holliday	51,678 Shares

Nick Wisner	25,828 Shares

Tom King	8,845 Shares

Long Term Performance Plan

Today, National Grid received a further notification from UBS Trustees (Jersey) Limited that the following Executive Directors were granted an award of Shares/ADSs on 27 June 2013 in National Grid plc under the National Grid Long Term Performance Plan, calculated by reference to a share price of 731.01p and an ADS price of $56.1784 the extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, 75% of the Shares/ADSs will vest in July 2016 and the remaining 25% will vest in July 2017 and Shares/ADSs will be transferred to participants net of deductions.

Director	Number of Shares/ADSs

Steve Holliday	307,793 Shares

Andrew Bonfield	194,798 Shares

Nick Winser	149,382 Shares

Tom King	41,225 ADSs

The total share/ADS interests of the above Directors, following these changes, are:

Director	Number of Shares/ADSs

Steve Holliday	2,413,487 Shares

Andrew Bonfield	1,007,834 Shares

Nick Winser	1,161,326 Shares

Tom King	296,364 ADSs

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)